UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yacht Finders, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

U98424 101

(CUSIP Number)

Arnold P. Kling

President, Yacht Finders, Inc.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Arnold P. Kling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 972,800 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 972,800 shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,800 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of February 11, 2022, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) filed with the Securities Exchange Commission February 11, 2022.

1.	NAMES OF REPORTING PERSONS Moyo Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 972,800 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 972,800 shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,800 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of February 11, 2022, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) filed with the Securities Exchange Commission February 11, 2022.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Arnold P. Kling (“Kling”) and Moyo Partners, LLC (“Moyo”), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Yacht Finders, Inc. (the “Issuer”). On March 22, 2022, Moyo and certain other purchasers purchased an aggregate of 5,120,000 shares of Issuer Common Stock in a private placement, with Moyo itself purchasing an aggregate of 972,800 in such transaction, as further described below.

Item 1.	Security and Issuer

Security:	Common Stock

Issuer:	Yacht Finders, Inc.
c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174

Item 2.	Identity and Background

(a) The reporting persons are Arnold P. Kling and Moyo Partners, LLC.

(b) Each of Kling’s and Moyo’s business address is c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174.

(c) Kling has been the President, Treasurer, and Secretary of the Issuer since March 22, 2022. Kling’s principal occupation is serving as managing partner for several private equity investment funds focused on early-stage companies whose technologies have the potential to disrupt their targeted markets. Kling has also served as managing member of Moyo since July 2004. Moyo is a private investment management fund.

(d) Neither Kling nor Moyo has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Kling nor Moyo has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kling is a citizen of the United States. Moyo is a New York limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Moyo in the purchase reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On March 22, 2022 (the “Closing Date”), Fountainhead Capital Management Limited, a Jersey company (the “Seller”), which was the holder of an aggregate of 5,120,000 shares of Common Stock (the “Seller Shares”) entered into and contemporaneously closed the transactions by a Securities Purchase Agreement (the “Agreement”), by and among Seller, the Issuer, Moyo, Ironbound Partners Fund, LLC, a Delaware limited liability company, Dakota Group, Ltd., a New York corporation, and Rise Capital Corp., a New York corporation (Moyo, Ironbound, Dakota, and Rise each a “Purchaser” and together, the “Purchasers”), pursuant to which Seller sold the Seller Shares to the Purchasers and contributed a promissory note issued by the Company in favor of Seller in the amount of $832,305 (the “Seller Note”) plus accrued interest, which as of March 17, 2002 was $348,158, to the Company’s capital (the “Transactions”). Following the Transactions, Moyo beneficially owns approximately 18.7% of the Company’s issued and outstanding Common Stock.

Pursuant to the Agreement, Kling was appointed as President, Treasurer, and Secretary of the Issuer, and Jonathan J. Ledecky of Ironbound Partners Fund, LLC was appointed as a member of the Issuer’s Board and as Chief Executive Officer and Chief Financial Officer of the Issuer. In connection with these appointments, the Issuer and each of Kling and Mr. Ledecky, respectively, entered into an indemnification agreement further described below in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Additionally, Thomas Colligan, formerly the sole officer and director of the Issuer, resigned as Chief Executive Officer, Chief Financial Officer, President and Treasurer of the Issuer, effectively immediately, and resigned from the Issuer’s board, effective on the day following the tenth day after the mailing of the Information Statement (defined below).

The Issuer has agreed to prepare and file with the Securities and Exchange Commission, and thereafter mail, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board as soon as practicable.

The above description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.2).

At the date of this Schedule 13D, neither Kling nor Moyo, except as set forth in this Schedule 13D, and consistent with Kling’s position as an officer of the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by each of Kling and Moyo, respectively, on the basis of a total of 5,199,000 shares of Common Stock outstanding as of February 11, 2022, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	972,800	18.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	972,800	18.7%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	972,800	18.7%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c) Kling is the beneficial owner of 972,800 shares of the Issuer’s Common Stock, or approximately 18.7% of the Issuer’s outstanding Common Stock. This amount represents the 972,800 shares of the Issuer’s Common Stock beneficially owned by Moyo as described below. Kling is the managing member of Moyo and, as such, may be deemed to beneficially own such shares. Kling has sole voting and dispositive power over such shares.

Moyo is the beneficial owner of 972,800 shares of the Issuer’s Common Stock, or approximately 18.7% of the Issuer’s outstanding Common Stock. Moyo has sole voting and dispositive power over such shares.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the Transactions, neither Kling nor Moyo have effected any transactions in the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the Transactions, including Kling joining the Issuer as President, Treasurer, and Secretary, the Issuer and Kling entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Kling in connection with any action he takes while an officer or as an agent on behalf of the Issuer.

The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Joint Filing Agreement, dated as of March 24, 2022, by and between Arnold P. Kling and Moyo Partners, LLC.

Exhibit 10.2	Securities Purchase Agreement made by and among Fountainhead Capital Management Limited, Moyo Partners, LLC, Moyo Partners, LLC, Dakota Group, Ltd., Rise Capital Corp. and Yacht Finders, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022).

Exhibit 10.3	Form of Indemnification Agreement, dated as of March 22, 2022, by and between the Issuer and Kling (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2022	ARNOLD P. KLING

/s/ Arnold P. Kling

MOYO PARTNERS, LLC

	By:	/s/ Arnold P. Kling
Arnold P. Kling Managing Member